Dodge & Cox  /  Investment Managers  /  San Francisco
U.S. P&C
Insurance
34%
International
Life Insurance
35%
U.S. Life
Insurance
14%
International
P&C
Insurance
13%
Financial
Services &
Asset
Management
4%
Investment Thesis
Low Valuation Trading at 25-year low price-to-book valuation.
Focus on Growth and Profitability Likely to sustain low double-digit adjusted earnings and equity growth.
Exposure to Attractive Markets A leader in many of the world’s insurance markets and present in most others.
Strong Balance Sheet Remains one of the highest rated insurance companies (AA financial strength rating).
Risks
Complex Business AIG’s business is complex, opaque and levered. The company often takes on developing risks where historical data may be scarce or unreliable.
Exposure to Current Credit Correction Recent mark-to-market adjustments on credit default swap and asset back security portfolios resulted in reported after-tax losses and reductions in shareholders’-equity. While majority of adjustments are expected to reverse in the future, there may be additional mark-to-market adjustments and some may develop into permanent losses.
Slower Future Growth Likely to experience slower growth than in the past due to its size, more conservative position, and the end of the P&C hard pricing cycle.
Legal Challenges AIG believes that ultimate liability for the unresolved litigation and investigation matters is unlikely to be material to its financial condition, but could be material to its consolidated results of an individual period.
American International Group (AIG US)
July 2008
Company Profile Per Share Valuation
FY ends December 31
Shares Outstanding = 2.7 billion
All figures in USD
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Founded in Shanghai in 1919.
Headquartered in New York.
Provides property & casualty (P&C)
insurance, life insurance, financial
services and asset management services
in over 130 countries.
Largest life insurer in the U.S. and
leading insurance provider in Asia
In 2007, 51% of revenues and 52% of
pretax profit (adjusted for investment
gains/losses) came from outside the U.S.
& Canada.
2007 Revenue = $ 110 Billion
Conclusion: We believe AIG is an attractive investment at its current valuation.
Share Price $26 7/29/08
2008e
2007 2008e Multiple
Earnings 2.39 2.20 11.7x
Dividend 0.77 0.92 3.6%
Book Value 36.14 42.62 0.6x
ROE 6.3% 5.8%
08-320

Dodge & Cox  /  Investment Managers  /  San Francisco
U.S. P&C
Insurance
34%
International
Life Insurance
35%
U.S. Life
Insurance
14%
International
P&C
Insurance
13%
Financial
Services &
Asset
Management
4%
Investment Thesis
Low Valuation Trading at 25-year low price-to-book valuation.
Focus on Growth and Profitability Likely to sustain low double-digit adjusted earnings and equity growth.
Exposure to Attractive Markets A leader in many of the world’s insurance markets and present in most others.
Strong Balance Sheet Remains one of the highest rated insurance companies (AA financial strength rating).
Risks
Complex Business AIG’s business is complex, opaque and levered. The company often takes on developing risks where historical data may be scarce or unreliable.
Exposure to Current Credit Correction Recent mark-to-market adjustments on credit default swap and asset back security portfolios resulted in reported after-tax losses and reductions in shareholders’-equity. While majority of adjustments are expected to reverse in the future, there may be additional mark-to-market adjustments and some may develop into permanent losses.
Slower Future Growth Likely to experience slower growth than in the past due to its size, more conservative position, and the end of the P&C hard pricing cycle.
Legal Challenges AIG believes that ultimate liability for the unresolved litigation and investigation matters is unlikely to be material to its financial condition, but could be material to its consolidated results of an individual period.
American International Group (AIG US)
July 2008
Company Profile Per Share Valuation
FY ends December 31
Shares Outstanding = 2.7 billion
All figures in USD
S&P valuations as of 6/30/08
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any
Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.
Founded in Shanghai in 1919.
Headquartered in New York.
Provides property & casualty (P&C)
insurance, life insurance, financial
services and asset management services
in over 130 countries.
Largest life insurer in the U.S. and
leading insurance provider in Asia
In 2007, 51% of revenues and 52% of
pretax profit (adjusted for investment
gains/losses) came from outside the U.S.
& Canada.
2007 Revenue = $110 Billion
Conclusion: We believe AIG is an attractive investment at its current valuation.
08-320
AIG S&P 500
Price (7/29/08) $25.9 $1,263
2007 Earnings 2.4
2008 est. Earnings 2.2
2007 Price / Earnings 10.8x 15.1x
2007 Price / Book 0.7x 2.4x
2007 Dividend Yield 3.0% 2.3%